JNL Series Trust 485BPOS

Ex. 99.28(h)(8)(xxi)

Amendment to

Management Fee Waiver Agreement

Between JNL Series Trust and

Jackson National Asset Management, LLC

This Amendment is made by and between JNL Series Trust (the “Trust”), on behalf of the funds listed on Schedule A (each a “Fund,” and collectively, the “Funds”), and Jackson National Asset Management, LLC (the “Adviser”).

Whereas, the Trust and the Adviser (the “Parties”) entered into a Management Fee Waiver Agreement dated April 30, 2012 (the “Agreement”), whereby the Adviser agreed to waive, for each Fund listed on Schedule A, a portion of its advisory fee, in the amounts listed on Schedule A, as it may be amended and approved by the Board of Trustees of the Trust (the “Board”), from time to time.

Whereas, the Board has approved, and the Parties have agreed, to amend the Agreement to: i) remove the JNL/JPMorgan Global Allocation Fund, which merged into the JNL/BlackRock Global Allocation Fund of the Trust, and fee waiver; and ii) to add the JNL/PPM America Emerging Markets Debt Fund and the JNL Multi-Manager Select Equity Fund and each respective fee waiver, effective April 27, 2026.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	Schedule A to the Agreement is hereby deleted and replaced, in its entirety, with Schedule A dated April 27, 2026, attached hereto.

2)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

3)	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment, upon the terms and conditions hereof, and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

4)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective April 27, 2026.

JNL Series Trust		Jackson National Asset Management, LLC
By:	/s/ Kristen K. Leeman	By:	/s/ Emily J. Bennett
Name:	Kristen K. Leeman	Name:	Emily J. Bennett
Title:	Assistant Secretary	Title:	VP and Deputy General Counsel

Schedule A

Dated April 27, 2026

Fund	Fee Waiver[1]
JNL S&P 500 Index Fund	0.17% on all assets
JNL/BlackRock Large Cap Select Growth Fund	$0-$500 million	0.05%
	Over $500 million	0.03%
JNL/PPM America Emerging Markets Debt Fund	0.15% on all assets
JNL Multi-Manager Alternative Fund	Varies [2]
JNL Multi-Manager Select Equity Fund	Varies [2]

[1]	These waivers shall have an initial term expiring one year from the date of this Agreement for each Fund (the “Initial Term”). The Adviser may extend this Agreement for each Fund before the expiration of the Initial Term, which extension shall automatically be effective for a term ending April 30th of the following year, and thereafter this Agreement shall automatically renew upon the end of the then current term for a new one-year term with respect to each Fund unless the Adviser provides written notice of the termination of this Agreement to the Board of Trustees within 30 days prior to the end of the then current term for that Fund.

[2]	JNAM has contractually agreed to waive a varying portion of its management fee in an amount equivalent to the management fee paid indirectly by each Fund attributable to its investment in WCM Partners L.P.

A-1